Avimesa Corporation



ANNUAL REPORT

3617 Ocean Front Walk

San Diego, CA 92109

(858) 342-4280

https://www.avimesa.com/

This Annual Report is dated April 28, 2023.

BUSINESS

Avimesa, a California C-corporation, is an Internet of Things provider of hardware, software, and cloud services. Revenue for the company revolves around recurring charges for use of the company's cloud services.

The target market for the company is generally classified as working yards. These yards range from schoolyards to lumberyards to paper mills to shipping ports to power collectives and many more.

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: $1,603,125.00
Use of proceeds: Development.

Date: July 12, 2021
Offering exemption relied upon: Reg D

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Revenue

Revenue for fiscal year 2022 was $168.652, about flat compared to fiscal year 2021 revenue of $175,796 Avimesa has been in a development mode since its inception and the revenue in both 2021 and 2022 was predominantly from our Master Var partner, Tako, Inc.

Gross margins

Our gross margins for 2021 and 2022 are virtually the same because Avimesa charges Tako, Inc. a markup over its costs. Since Tako, Inc. is currently our main distribution partner, we are not likely to experience a change in percentages until we bring on new distributors.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses and expenses of our cloud infrastructure Expenses.

Historical results and cash flows:

The revenue generated to date can be attributed to pilot and test customers primarily gained through our Master VAR, Tako, Inc. There was no real marketing effort as it was our testing phase of product development. Because the company is in an early marketing stage, historical results are not indicative of future results.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $5,922.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Avimesa did not incur any substantial new debt in 2022.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jacob Fields

Jacob Fields's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Member — Board of Directors
Dates of Service: December, 2016 - Present
Responsibilities: Board of Directors. No salary. No options.

Other business experience in the past three years:

Employer: Treeline Interactive, Inc.
Title: CEO
Dates of Service: December, 2004 - Present
Responsibilities: CEO

Other business experience in the past three years:

Employer: Platform Science, Inc.
Title: CTO
Dates of Service: January, 2014 - Present
Responsibilities: CTO

Other business experience in the past three years:

Employer: PAB Advisory Board (Samsung)
Title: Board member
Dates of Service: October, 2019 - Present
Responsibilities: Advisory Only

Other business experience in the past three years:

Employer: Blockchain in Transport Alliance (BiTA)
Title: Chairman
Dates of Service: February, 2018 - Present
Responsibilities: Run think tank.

Name: Joseph Austin

Joseph Austin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO
Dates of Service: December, 2016 - Present
Responsibilities: Executive management. $1/yr. Stock options.

Position: Chairman
Dates of Service: December, 2016 - Present
Responsibilities: Set board agenda

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Joseph Austin
Amount and nature of Beneficial ownership: 375,000
Percent of class: 75.0

RELATED PARTY TRANSACTIONS

There were no related party transactions in 2022.

OUR SECURITIES

The company has authorized Common Stock, Preferred Series A Warrants, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 57,036 of Preferred Stock.

Common Stock

The amount of security authorized is 1,000,000 with a total of 500,000 outstanding.

Voting Rights

Standard common voting shares to vote for directors, actions of equity, etc.

Material Rights

The number of outstanding shares of Common Stock (500,000) includes 250,000 shares of Common Stock and 250,000 shares of Common Stock Options.

Preferred Series A Warrants

The amount of securities outstanding is 42,724.

Material Rights

1 to 1 Liquidation Preference.

Preferred Stock

The amount of security authorized is 1,000,000 with a total of 106,810 outstanding plus additional preferred stock that was sold via StartEngine at the beginning of 2021.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

1 to 1 Liquidation Preference. In the event of any Liquidation (as defined below), either voluntary or involuntary, the holders of Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of the proceeds of such liquidation.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Preferred Equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any preferred equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Preferred Stock n the amount of up to approximately $1,07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Series A Preferred Stock. In addition, if we need to raise more equity capital from the sale of Preferred Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Minority Holder; Securities with No Voting Rights The Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Avimesa Corporation was formed on 12/20/2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Avimesa Corporation has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Avimesa.Live Starter Kit is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service of Avimesa Corporation in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Avimes Corporation could harm our reputation and materially negatively impact our financial condition and business. Customer expectations are unknown. Because a large number of things monitored by Avimesa have not been monitored before, there is no past customer experience for context. While Avimesa may deliver data that is factually correct, its context is unknown because the customer has not previously had that data point.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the

equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2023.

Avimesa Corporation

By /s/ _//Joe Austin//_

     Name: <u>Avimesa Corporation</u>

     Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Joseph Jay Austin, the CEO of Avimesa Corporation, hereby certify that the financial statements of Avimesa Corporation and note thereto for the periods ending 2021 and 2022 included in this Form C statement are true and complete in all material respects and that the information below reflects accurately the information that will be reported on our federal income tax returns.

Avimesa Corporation has not yet filed its federal tax return for 2022.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of 27 April 2023.



Joseph Jay Austin, CEO Avimesa Corporation

Avimesa Corporation

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	**$9,702.47**
Other Current Assets	**$230,589.84**
Total Current Assets	**$240,292.31**
Fixed Assets	**$0.00**
Other Assets	**$729,329.20**
TOTAL ASSETS	**$969,621.51**
LIABILITIES AND EQUITY	
Liabilities	**$2,119,944.88**
Equity	**$ -1,150,323.37**
TOTAL LIABILITIES AND EQUITY	**$969,621.51**

Avimesa Corporation

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	$5,921.68
Other Current Assets	$219,672.65
Total Current Assets	**$225,594.33**
Fixed Assets	$0.00
Other Assets	$729,329.20
TOTAL ASSETS	**$954,923.53**
LIABILITIES AND EQUITY	
Liabilities	$2,183,470.21
Equity	$ -1,228,546.68
TOTAL LIABILITIES AND EQUITY	**$954,923.53**

Avimesa Corporation

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	$ -131,098.53
INVESTING ACTIVITIES	$ -20,000.00
FINANCING ACTIVITIES	$157,309.84
NET CASH INCREASE FOR PERIOD	$6,211.31
Cash at beginning of period	3,491.16
CASH AT END OF PERIOD	$9,702.47

Avimesa Corporation

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	$ -62,220.20
FINANCING ACTIVITIES	$58,439.41
NET CASH INCREASE FOR PERIOD	$ -3,780.79
Cash at beginning of period	9,702.47
CASH AT END OF PERIOD	$5,921.68

Avimesa Corporation

Profit and Loss

January - December 2021

	TOTAL
Income	
Revenue	168,652.00
Total Income	**$168,652.00**
Cost of Goods Sold	**$14,347.40**
GROSS PROFIT	**$154,304.60**
Expenses	**$440,293.06**
NET OPERATING INCOME	**$ -285,988.46**
Other Income	**$57,070.00**
Other Expenses	**$333.00**
NET OTHER INCOME	**$56,737.00**
NET INCOME	**$ -229,251.46**

Avimesa Corporation

Profit and Loss

January - December 2022

	TOTAL
Income	
Revenue	157,888.37
Total Income	**$157,888.37**
Cost of Goods Sold	**$42.01**
GROSS PROFIT	**$157,846.36**
Expenses	**$236,069.67**
NET OPERATING INCOME	**$ -78,223.31**
Other Expenses	
Journal Entry	0.00
Total Other Expenses	**$0.00**
NET OTHER INCOME	**$0.00**
NET INCOME	**$ -78,223.31**

Avimesa Corporation
Statement in Changes of Equity
2021 and 2022

2021 Ending Equity	1,656,760
2022 Ending Equity	1,715,199
Increase / (Decrease) Equity	58,439

Avimesa Corporation
Notes to the Financial Statements
2021 and 2022

1. The company uses accrual account as provided in the QuickBooks Online system.

2. Increase in equity from 2021 to 2022 is mainly the result of a StartEngine Reg CF financing that was begun in 2021 and ended in 2022.

3. Little new inventory was created in 2022.

4. Taxes for 2022 have not been filed as of April 28th, 2023. This is because both the State of California and the IRS created an extension until October 2023 for the county where the company has its principle offices.

CERTIFICATION

I, //Joe Austin//, Principal Executive Officer of Avimesa Corporation, hereby certify that the financial statements of Avimesa Corporation included in this Report are true and complete in all material respects.

//Joe Austin//

CEO